Exhibit 99.1

Lithium Argentina Announces
Appointment of new President and CEO

February 26, 2024 – Vancouver, Canada: Lithium Americas (Argentina) Corp. (TSX: LAAC) (NYSE: LAAC) (“Lithium Argentina” or the “Company”) announces the Board’s unanimous decision to appoint Sam Pigott as President and Chief Executive Officer (“CEO”) which will become effective on March 18, 2024. Mr. Pigott will also join the Board of Directors of Lithium Argentina. He will succeed John Kanellitsas, Executive Chairman, President and Interim CEO of the Company, who will continue on in his role as Executive Chairman of the Board.

Mr. Kanellitsas commented, “The Board’s unanimous decision to select Sam is an excellent one. The rigorous search process has resulted in the appointment of an exceptional executive who possesses the qualities needed to properly lead Lithium Argentina. I have worked closely with Mr. Pigott for several years and have experienced first-hand his values, intellect, passion and commitment to the lithium industry and its people. I am confident that Mr. Pigott understands the challenges inherent in complex multi-cultural organizations and will be a critical component in the Company’s continued success.”

Mr. Pigott has gained a solid understanding of Lithium Argentina’s operations and development plans through his roles as the Chairman of the Shareholder Committee at the joint venture entity, Minera Exar, which holds the Caucharí-Olaroz project in Argentina, and as a member of the senior leadership team of Ganfeng Lithium, the Company’s partner at Caucharí-Olaroz.

Mr. Pigott commented, “I am honored to have the opportunity to lead Lithium Argentina and work with such an exceptionally talented group of people. I look forward to the Company’s next phase of transition and growth, including the ramp-up of operations at the Caucharí-Olaroz project. As an emerging producer, Lithium Argentina is well-positioned to succeed across market cycles. I am also thankful that John Kanellitsas will continue on as Executive Chairman so we will keep benefiting from his experience and critical insight.”

Mr. Pigott has approximately 20 years of experience in mining, lithium, capital markets, business development and finance. He holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University. He joins Lithium Argentina from Ganfeng Lithium, where he has led the International Business Development group for the past six years. He is an outstanding executive and strategic leader with a strong track record in corporate development and allocating capital with sound risk management. Before joining Ganfeng in 2018, he worked in several financial and investment banking institutions in a variety of senior roles. Mr. Pigott currently resides in Toronto, Canada.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng Lithium Co, Ltd., is ramping up production of the Caucharí-Olaroz lithium brine operation in Argentina and advancing development of additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE, under the ticker symbol “LAAC.”

For further information contact:
Investor Relations
Telephone: +1 (778) 656-0759
Email: ir@lithium-argentina.com
Website: www.lithium-argentina.com

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: goals of the Company; senior leadership succession; composition of the Company’s board of directors; development and ramp-up of the Caucharí-Olaroz project; expectations with respect to the development of the Company’s other projects, including its Pastos Grandes project; and the Company’s financial condition, resiliency and ability to succeed across market-cycles.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above, the Company has made assumptions regarding, among other things: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Caucharí-Olaroz project; ability of the Company to fund, advance, develop and ramp-up the Caucharí-Olaroz project; the impacts of the project when full production commences; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium and lithium products; development, construction, ramp-up and other costs for the Caucharí-Olaroz project, and costs for any additional exploration work at the projects; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of inflationary and other conditions on the Company’s business and global mark; and accuracy of development budget and construction estimates.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s, latest annual information form, management information circular, management’s discussion and analysis and other continuous disclosure documents (collectively, “Company Disclosure Documents”), all of which are available on SEDAR+.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the Company Disclosure Documents. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company Disclosure Documents, which are available on SEDAR+ at www.sedarplus.ca. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.